Exhibit 99.1

SAP Quarterly Statement Q2 2021 1 SAP Accelerates Cloud Growth Across Portfolio Raises Revenue and Profit Outlook • Current Cloud Backlog and Cloud Revenue Growth Accelerates Sequentially • Current Cloud Backlog Up 20% At Constant Currencies • S/4HANA Current Cloud Backlog Up 48% At Constant Currencies • Cloud Revenue Up 11% And 17% At Constant Currencies • SaaS/PaaS Cloud Revenue Outside Intelligent Spend Up 20% And 25% At Constant Currencies • EPS Up 57%; Non-IFRS EPS Up 50% We’re seeing strong adoption of our cloud portfolio as customers select SAP for their business transformation. Our strategy is working; This is the third straight quarter of strong execution, and we continue to deliver unparalleled customer value through the strength of our platform and applications. Christian Klein, CEO This has been another strong quarter with accelerating growth for SAP’s cloud portfolio. We saw excellent customer momentum and adoption and are raising our outlook for revenue and profit. Luka Mucic, CFO Cloud Revenue in € millions IFRS Non-IFRS 2,276 2,276 +11% +11% (+17% cc) Total Revenue in € millions IFRS Non-IFRS 6,669 6,669 -1% -1% (+3% cc) Cloud & Software Revenue in € millions IFRS Non-IFRS 5,750 5,750 +1% +1% (+5% cc) Operating Profit in € millions IFRS Non-IFRS 984 1,922 -23% -2% (+3% cc) „ The share of more predictable revenue reached 76% in the second quarter 2021 (+3 percentage points) „ Quarterly Statement Q2 2021

SAP Quarterly Statement Q2 2021 2 Walldorf, Germany – July 21, 2021 SAP SE (NYSE: SAP) today announced its financial results for the second quarter ended June 30, 2021. Business Update Second Quarter 2021 Customers continue to choose SAP as they move to the cloud and transform their business processes. SAP is seeing strong demand and adoption of its ‘RISE with SAP’ offering which customers of all sizes are selecting to manage this transition. SAP is also seeing strong growth in current cloud backlog across its cloud portfolio including Business Technology Platform, Business Process Intelligence, Qualtrics, as well as Customer Experience. SAP had significant competitive wins in ERP, SuccessFactors, Commerce, Intelligent Spend, and across its broader cloud solution portfolio. SAP’s cloud revenue growth accelerated sequentially. SAP saw the first signs of recovery in travel and expense management with the easing of global travel restrictions, which led to Concur stabilizing its sequential performance for the first time since the pandemic began. The Company’s Intelligent Spend category returned to growth but continued to be impacted by the COVID-19 crisis more than other SaaS/PaaS solutions. Current cloud backlog growth also accelerated further sequentially. As more customers transition to the ‘RISE with SAP’ subscription offering, software licenses revenue decreased as anticipated. In general, as many countries began to reopen, SAP saw a positive impact on demand around the world. Highlights • ‘RISE with SAP’ gained even more traction after a successful launch in the first quarter. SAP saw strong demand from companies of all sizes and closed deals with more than 250 customers in the second quarter. Large customers such as AMD, Coop Switzerland, Etihad Airways, and Siemens Energy selected ‘RISE with SAP’. Additional wins included arena, Dixons Carphone, EBANX, Fujifilm Diosynth Biotechnologies, The Great Eastern Shipping Co., Inchcape, Mollie, National Basketball Association (NBA), Randstad, R. Twining & Co., and South32 Group. • More than 600 S/4HANA customers were added in the quarter, taking total adoption to more than 17,000 customers, up 16% year over year, of which more than 10,100 are live. In the second quarter, more than 50% of the additional S/4HANA customers were net new. • Key customer wins across SAP’s solutions portfolio included: ABN AMRO, Clarins, Coca-Cola FEMSA, , Florida Crystals, Florida Department of Management Services, Keolis Group, LeasePlan Corporation, Moderna, Molson Coors Brewing, Nationwide Building Society, Rabobank, Roca Sanitario, The Singapore University of Technology and Design, Stanley Black & Decker, and Tenneco. Bitburger Braugruppe, Wales & West Utilities, and Weber-Stephen Products all went live on SAP solutions in the second quarter. • SAP Business Technology Platform (SAP BTP) is the foundation of the Intelligent Enterprise, providing a single platform for integration and extensibility across the SAP portfolio and non-SAP solutions, as well as deriving insights from data. The Company already has over 8,000 productive BTP customers and more than 4,000 partners within its ecosystem actively engaged. Current cloud backlog grew in strong double digits. Hilti, Lenovo, NEC, and Renault chose SAP BTP offerings in the second quarter. • Signavio had an outstanding first full quarter as part of SAP’s Business Process Intelligence (BPI) segment. Current cloud backlog grew in triple digits. SAP’s BPI solutions are key to our customers’ business transformation and acceleration to the cloud. • More than 52,000 attendees from 158 countries joined SAPPHIRE NOW, SAP’s flagship customer event, across its global and regional sessions. • In addition to driving innovation in and beyond our core, SAP is continuously expanding into new markets. SAP expects to expand its 2025 Total Addressable Market (TAM) by $150 billion, totaling $600 billion. • Sustainability continues to be at the center of SAP’s business model. In the second quarter, SAP joined the World Economic Forum Stakeholder Capitalism Coalition. • SAP announced ‘pledge to flex’ in April, showing its commitment to a truly flexible remote workforce operating model even beyond the pandemic. • SAP paid out an annual dividend of €1.85 per share in the amount of €2.2 billion for fiscal year 2020 representing a year- over-year increase of €0.27 or 17%.

SAP Quarterly Statement Q2 2021 3 Financial Performance Second Quarter 20211 SAP’s strong cloud momentum continued in the second quarter with both current cloud backlog and cloud revenue growth accelerating sequentially. Current cloud backlog was up 17% to €7.77 billion (non-IFRS) and up 20% (at constant currencies). Cloud revenue was up 11% to €2.28 billion and up 17% (at constant currencies). SaaS/PaaS cloud revenue outside the Intelligent Spend business was up 20% and up 25% (at constant currencies). Software licenses revenue was down 16% year over year to €0.65 billion and down 13% (at constant currencies). Cloud and software revenue was up 1% to €5.75 billion and up 5% (at constant currencies). Services revenue was down 11% year over year to €0.92 billion and down 7% (at constant currencies). This revenue decline is primarily attributable to the November 2020 divestiture of SAP Digital Interconnect, which contributed approximately €80 million of services revenue in the second quarter of 2020. Total revenue was down 1% year over year to €6.67 billion and up 3% (at constant currencies). The share of more predictable revenue grew by 3 percentage points year over year to 76% in the second quarter. Operating profit decreased 23% to €0.98 billion and Operating margin decreased by 4.3 percentage points to 14.8% due to higher share-based compensation expenses (primarily related to Qualtrics). Non-IFRS operating profit decreased 2% to €1.92 billion, up 3% (non-IFRS at constant currencies) and non-IFRS operating margin decreased by 0.3 percentage points to 28.8%, down 0.2 percentage points (non-IFRS at constant currencies) despite the accelerated cloud transition which resulted in higher margin software licenses revenue trending lower, as expected. Earnings per share increased 57% to €1.15 (IFRS) and increased 50% to €1.75 (non-IFRS) reflecting another outstanding contribution from Sapphire Ventures. With Sapphire Ventures SAP supports entrepreneurs that aspire to build industry- leading businesses through venture capital funds. In the second quarter, the SAP Supervisory Board approved the financing of a new Sapphire Ventures fund (“Sapphire Ventures Fund VI”). The total volume committed for Sapphire Ventures Fund VI is $1.75 billion. Operating cash flow for the first six months was flat year over year to €3.77 billion. Free cash flow increased 4% year over year to €3.25 billion. Positive effects from lower share-based compensation and lower restructuring payments were compensated by higher income taxes paid net of refunds. At quarter end, net debt was –€4.57 billion. Expanded Financial Disclosure – SAP’s Accelerated Cloud Transition Beginning in 2021, SAP expanded its financial disclosure to provide investors with transparency on the transition of its core ERP business to the cloud. Specifically, the Company discloses current cloud backlog and cloud revenue contributed by SAP S/4HANA Cloud, along with nominal and constant currencies year-over-year growth rates. In the second quarter, S/4HANA current cloud backlog was up 45% (Non-IFRS) to €1.13 billion and up 48% (at constant currencies). S/4HANA cloud revenue was up 33% to €257 million and up 39% (at constant currencies). SAP is seeing strong momentum with its S/4HANA current cloud backlog growth, in particular in the United States. SAP expects S/4HANA cloud revenue growth to significantly accelerate in the second half of 2021. SAP S/4HANA Cloud represents SAP’s cloud offering for core ERP processes. It mainly includes cloud solutions for financial management, supply chain management, engineering and manufacturing, order management and asset management, as well as associated data management, analytics, development and integration capabilities. ‘RISE with SAP’, SAP’s holistic offering for business transformation in the cloud, is an important driver of S/4HANA Cloud and Business Technology Platform adoption. 1 The Q2 2021 results were also impacted by other effects. For details please refer to the disclosures on page 30 of this document.

Segment Performance Second Quarter 2021

SAP's three reportable segments "Applications, Technology & Support", "Qualtrics" and "Services" showed the following performance:

Applications, Technology & Support (AT&S)

Segment revenue in AT&S was flat at € 5.62 billion year over year and up 4% (at constant currencies). Segment performance was driven by strong double-digit cloud revenue growth in S/4HANA Cloud, Digital Supply Chain, Business Technology Platform, and Customer Experience, in particular ecommerce. Software licenses revenue decreased as anticipated due to strong adoption of 'RISE with SAP'. Segment support revenues were up 1% year over year (at constant currencies) reflecting high retention rates coupled with the shift of some support revenue to cloud.

Qualtrics

Qualtrics segment revenue was up 25% to €211 million year over year, up 37% (at constant currencies). The continued strong growth was driven by robust renewal rates and expansions as customers increase their usage and acquire additional modules of Qualtrics to measure all four experience areas: customer, employee, product, and brand. Daikin, Merck KGaA, Mitsubishi Heavy Industries, M&T Bank, Noom, Trivago, Virgin Cruises and many others selected Qualtrics Experience Management Solutions.

Services

Services segment revenue was down 7% to €796 million year over year, down 3% (at constant currencies). While SAP continues to see solid growth in its Premium Engagement revenue on the back of a very resilient business model, consulting revenue declined year over year due to a strong prior year comparison.

Segment Results at a Glance

Segment Performance Second Quarter 2021

	Applications, Technology & Support			Qualtrics			Services		
€ million, unless otherwise stated (Non-IFRS)	Actual Currency	Δ in %	Δ in % const. curr.	Actual Currency	Δ in %	Δ in % const. curr.	Actual Currency	Δ in %	Δ in % const. curr.
Cloud revenue	2,066	8	14	174	33	46	0	NA	NA
Segment revenue	5,619	0	4	211	25	37	796	−7	−3
Segment profit (loss)	2,279	−4	0	13	>100	>100	180	9	16
Cloud gross margin (in %)	69.2	−0.1pp	−0.2pp	92.4	1.4pp	1.5pp	NM[1]	NM[1]	NM[1]
Segment margin (in %)	40.6	−1.6pp	−1.5pp	6.3	4.9pp	4.0pp	22.6	3.2pp	3.7pp

[1] NM = not meaningful

Regional Revenue Performance Second Quarter 2021

SAP had a strong cloud performance across all of its regions.

In the EMEA region, cloud and software revenue increased 4% and 5% (at constant currencies). Cloud revenue increased 22% and 23% (at constant currencies) with Germany and Saudi Arabia being highlights.

In the Americas region, cloud and software revenue decreased 3% and was up 5% (at constant currencies). Cloud revenue increased 4% and was up 12% (at constant currencies) with a robust performance in Brazil and Mexico. The United States, SAP's largest market, had a strong sequential acceleration in cloud revenue growth combined with an even stronger current cloud backlog growth.

In the APJ region, cloud and software revenue increased 2% and 6% (at constant currencies). Cloud revenue increased 18% and 23% (at constant currencies) with Japan, Australia and South Korea being highlights.

SAP Quarterly Statement Q2 2021 4

Financial Results at a Glance

Second Quarter 2021

€ million, unless otherwise stated	IFRS Q2 2021	IFRS Q2 2020	IFRS Δ in %	Non-IFRS[1] Q2 2021	Non-IFRS[1] Q2 2020	Non-IFRS[1] Δ in %	Non-IFRS[1] Δ in % const. curr.
Current cloud backlog[2]	NA	NA	NA	7,766	6,638	17	20
Thereof SAP S/4HANA Current Cloud Backlog[2]	NA	NA	NA	1,130	780	45	48
Cloud revenue	2,276	2,044	11	2,276	2,044	11	17
Thereof SAP S/4HANA Cloud revenue	257	193	33	257	193	33	39
Software licenses and support revenue	3,474	3,665	−5	3,474	3,665	−5	−2
Cloud and software revenue	5,750	5,709	1	5,750	5,709	1	5
Total revenue	6,669	6,743	−1	6,669	6,744	−1	3
Share of more predictable revenue (in %)	76	73	3pp	76	73	3pp	
Operating profit (loss)	984	1,284	−23	1,922	1,964	−2	3
Profit (loss) after tax	1,449	885	64	2,214	1,395	59	
Basic earnings per share (in €)	1.15	0.73	57	1.75	1.17	50	
Number of employees (FTE, June 30)	103,876	101,379	2	NA	NA	NA	NA

[1] For a breakdown of the individual adjustments see table "Non-IFRS Adjustments by Functional Areas" in this Quarterly Statement.
[2] As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely.

Six months ended June 2021

€ million, unless otherwise stated	IFRS Q1–Q2 2021	IFRS Q1–Q2 2020	IFRS Δ in %	Non-IFRS[1] Q1–Q2 2021	Non-IFRS[1] Q1–Q2 2020	Non-IFRS[1] Δ in %	Non-IFRS[1] Δ in % const. curr.
Current Cloud Backlog[2]	NA	NA	NA	7,766	6,638	17	20
Thereof SAP S/4HANA Current cloud backlog[2]	NA	NA	NA	1,130	780	45	48
Cloud revenue	4,421	4,055	9	4,421	4,057	9	15
Thereof S/4HANA Cloud revenue	485	360	34	485	360	34	41
Software licenses and support revenue	6,757	7,051	−4	6,757	7,051	−4	0
Cloud and software revenue	11,178	11,106	1	11,178	11,107	1	5
Total revenue	13,017	13,264	−2	13,017	13,266	−2	3
Share of more predictable revenue (in %)	77	74	3pp	77	74	3pp	
Operating profit (loss)	1,944	2,494	−22	3,660	3,446	6	12
Profit (loss) after tax	2,519	1,697	48	3,934	2,409	63	
Basic earnings per share (in €)	2.03	1.42	43	3.14	2.02	56	
Number of employees (FTE, June 30)	103,876	101,379	2	NA	NA	NA	NA

[1] For a breakdown of the individual adjustments see table "Non-IFRS Adjustments by Functional Areas" in this Quarterly Statement.
[2] As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2021 5

Business Outlook 2021

SAP is raising its full-year 2021 outlook, reflecting the strong business performance which is expected to accelerate cloud revenue growth. The Company continues to expect a software licenses revenue decline for the full year as more customers turn to the 'RISE with SAP' subscription offering for their mission-critical core processes. This outlook also continues to assume the COVID-19 crisis will begin to recede as vaccine programs roll out globally, leading to further improvements in global demand in the second half of 2021.

SAP now expects:

- €9.3 – 9.5 billion cloud revenue at constant currencies (2020: €8.09 billion), up 15% to 18% at constant currencies. The previous range was €9.2 – 9.5 billion at constant currencies.
- €23.6 – 24.0 billion cloud and software revenue at constant currencies (2020: €23.23 billion), up 2% to 3% at constant currencies. The previous range was €23.4 – 23.8 billion at constant currencies.
- €7.95 – 8.25 billion operating profit at constant currencies (2020: €8.28 billion), flat to down 4% at constant currencies. The previous range was €7.8 – 8.2 billion at constant currencies.

SAP continues to expect the share of more predictable revenue to reach approximately 75% (2020: 72%).

SAP continues to expect operating cash flow of approximately €6.0 billion (2020 €7.2 billion) and free cash flow above €4.5 billion (2020 €6.0 billion).

SAP now expects a full-year 2021 effective tax rate (IFRS) of 21.5% to 23.0% (previously: 26.0% to 27.0%) and an effective tax rate (non-IFRS) of 20.0% to 21.5% (previously: 22.5% to 23.5%).

While SAP's full-year 2021 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below for the Q3 and FY 2021 expected currency impacts.

Expected Currency Impact Based on June 2021 Level for the Rest of the Year (Non-IFRS)		
In percentage points	Q3	FY
Cloud revenue growth	-3pp to -1pp	-5pp to -3pp
Cloud and software revenue growth	-2pp to 0pp	-4pp to -2pp
Operating profit growth	-3pp to -1pp	-4pp to -2pp

SAP is focusing on three non-financial indicators: customer loyalty, employee engagement, and carbon emissions.

In 2021 SAP continues to aim for:

- a Customer Net Promoter Score of 5 to 10 (2020: 4),
- an Employee Engagement Index in a range of 84% to 86% (2020: 86%)

As a result of the ongoing COVID-19 pandemic, as well as the introduction of a more flexible working model at SAP, the level of remote work will be higher than previously anticipated. As a consequence, SAP is lowering its 2021 carbon emissions outlook. SAP now expects carbon emissions in a range of 90 to 110 kt, assuming the high level of remote work continues. Previously, SAP expected 145 kt (2020: 135 kt).

SAP Quarterly Statement Q2 2021 6

Additional Information

This Quarterly Statement and all information therein is unaudited.

Definition of key growth metrics

Current cloud backlog (CCB) is the contractually committed cloud revenue we expect to recognize over the upcoming 12 months as of a specific key date. Thus, it is a subcomponent of our overall remaining performance obligations following IFRS 15.120. For CCB, we take into consideration committed deals only. CCB can be regarded as a lower boundary for cloud revenue to be recognized over the next 12 months, as it excludes utilization-based models without pre-commitments and committed deals, both new and renewal, closed after the key date. For our committed cloud business, we believe the CCB is a valuable indicator of go-to-market success, as it reflects both new contracts closed as well as existing contracts renewed.

Share of more predictable revenue is the total of cloud revenue and software support revenue as a percentage of total revenue.

For explanations on other key growth metrics please refer to the performance management section of SAP's Integrated Report 2020 and SAP's Half-Year Report 2021, which can be found at www.sap.com/investor.

Webcast

SAP senior management will host a financial analyst conference call on Wednesday, July 21, at 2:00 PM (CEST) / 1:00 PM (BST) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The conference will be webcast live on the Company's website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the second quarter results can be found at www.sap.com/investor.

About SAP

SAP's strategy is to help every business run as an intelligent enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers' businesses into intelligent enterprises. SAP helps to give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people's lives. For more information, visit http://www.sap.com.

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SAP Quarterly Statement Q2 2021 7

SAP Quarterly Statement Q2 2021 8 Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP's future financial results are discussed more fully in SAP's filings with the U.S. Securities and Exchange Commission ("SEC"), including SAP's most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. © 2021 SAP SE. All rights reserved. No part of this publication may be reproduced or transmitted in any form or for any purpose without the express permission of SAP SE. The information contained herein may be changed without prior notice. Some software products marketed by SAP SE and its distributors contain proprietary software components of other software vendors. National product specifications may vary. These materials are provided by SAP SE and its affiliated companies ("SAP Group") for informational purposes only, without representation or warranty of any kind, and SAP Group shall not be liable for errors or omissions with respect to the materials. The only warranties for SAP Group products and services are those that are set forth in the express warranty statements accompanying such products and services, if any. Nothing herein should be construed as constituting an additional warranty. SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE (or an SAP affiliate company) in Germany and other countries. All other product and service names mentioned are the trademarks of their respective companies. Please see www.sap.com/about/legal/copyright.html for additional trademark information and notice.

SAP Quarterly Statement Q2 2021 9 Contents Financial and Non-Financial Key Facts (IFRS and Non-IFRS) 10 Primary Financial Statements of SAP Group (IFRS) 12 (A) Consolidated Income Statements ...................................................................................................................................................................... 12 (A.1) Consolidated Income Statements – Quarter........................................................................................................................................ 12 (A.2) Consolidated Income Statements – Year-to-Date ............................................................................................................................... 13 (B) Consolidated Statements of Financial Position ................................................................................................................................................. 14 (C) Consolidated Statements of Cash Flows ........................................................................................................................................................... 15 Non-IFRS Numbers 16 (D) Basis of Non-IFRS Presentation ......................................................................................................................................................................... 16 (E) Reconciliation from Non-IFRS Numbers to IFRS Numbers .............................................................................................................................. 17 (E.1) Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter................................................................................................ 17 (E.2) Reconciliation from Non-IFRS Numbers to IFRS Numbers – Year-to-Date ....................................................................................... 18 (F) Non-IFRS Adjustments – Actuals and Estimates .............................................................................................................................................. 19 (G) Non-IFRS Adjustments by Functional Areas ..................................................................................................................................................... 19 Disaggregations 21 (H) Segment Reporting .............................................................................................................................................................................................. 21 (H.1) Segment Policies and Segment Changes ............................................................................................................................................. 21 (H.2) Segment Reporting – Quarter ............................................................................................................................................................... 21 (H.3) Segment Reporting – Year-to-Date....................................................................................................................................................... 23 (I) Reconciliation of Cloud Revenues and Margins................................................................................................................................................. 25 (I.1) Reconciliation of Cloud Revenues and Margins – Quarter .................................................................................................................. 25 (I.2) Reconciliation of Cloud Revenues and Margins – Year-to-Date .........................................................................................................26 (J) Revenue by Region (IFRS and Non-IFRS) .......................................................................................................................................................... 27 (J.1) Revenue by Region (IFRS and Non-IFRS) – Quarter ............................................................................................................................ 27 (J.2) Revenue by Region (IFRS and Non-IFRS) – Year-to-Date ...................................................................................................................28 (K) Employees by Region and Functional Areas ......................................................................................................................................................29 Other Disclosures 30 (L) Financial Income, Net ......................................................................................................................................................................................... 30 (M) Business Combinations and Divestments ........................................................................................................................................................ 30 (M.1) Business Combinations......................................................................................................................................................................... 30 (M.2) Divestments ........................................................................................................................................................................................... 30 (N) Qualtrics Initial Public Offering (IPO) ................................................................................................................................................................ 30 (O) Share Based Payments ...................................................................................................................................................................................... 30 (P) Financial Liabilities .................................................................................................................................................................................................. 31 (Q) Change in non-IFRS revenue measures ................................................................................................................................................................ 31

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2020	Q2 2020	Q3 2020	Q4 2020	TY 2020	Q1 2021	Q2 2021
Revenues							
Cloud (IFRS)	2,011	2,044	1,984	2,041	8,080	2,145	**2,276**
Cloud (non-IFRS)	2,012	2,044	1,984	2,044	8,085	2,145	**2,276**
% change – yoy	27	19	10	7	15	7	**11**
% change constant currency – yoy	25	18	14	13	18	13	**17**
SAP S/4HANA Cloud (IFRS)	168	193	NA	NA	NA	227	**257**
SAP S/4HANA Cloud (non-IFRS)	168	193	NA	NA	NA	227	**257**
% change – yoy	NA	NA	NA	NA	NA	36	**33**
% change constant currency – yoy	NA	NA	NA	NA	NA	43	**39**
Software licenses (IFRS)	451	773	714	1,703	3,642	483	**650**
Software licenses (non-IFRS)	451	773	714	1,703	3,642	483	**650**
% change – yoy	–31	–18	–23	–15	–20	7	**–16**
% change constant currency – yoy	–31	–18	–19	–11	–17	11	**–13**
Software support (IFRS)	2,934	2,892	2,845	2,835	11,506	2,801	**2,823**
Software support (non-IFRS)	2,934	2,892	2,845	2,835	11,506	2,801	**2,823**
% change – yoy	3	1	–2	–4	0	–5	**–2**
% change constant currency – yoy	2	2	1	0	1	0	**1**
Software licenses and support (IFRS)	3,386	3,665	3,559	4,538	15,148	3,283	**3,474**
Software licenses and support (non-IFRS)	3,386	3,665	3,559	4,538	15,148	3,283	**3,474**
% change – yoy	–3	–4	–7	–8	–6	–3	**–5**
% change constant currency – yoy	–4	–3	–4	–4	–4	1	**–2**
Cloud and software (IFRS)	5,397	5,709	5,544	6,579	23,228	5,428	**5,750**
Cloud and software (non-IFRS)	5,398	5,709	5,544	6,582	23,233	5,428	**5,750**
% change – yoy	6	3	–2	–4	1	1	**1**
% change constant currency – yoy	5	3	2	1	3	6	**5**
Total revenue (IFRS)	6,521	6,743	6,535	7,538	27,338	6,348	**6,669**
Total revenue (non-IFRS)	6,522	6,744	6,535	7,541	27,343	6,348	**6,669**
% change – yoy	7	1	–4	–6	–1	–3	**–1**
% change constant currency – yoy	5	1	0	–2	1	2	**3**
Share of more predictable revenue (IFRS, in %)	76	73	74	65	72	78	**76**
Share of more predictable revenue (non-IFRS, in %)	76	73	74	65	72	78	**76**
Profits							
Operating profit (loss) (IFRS)	1,210	1,284	1,473	2,657	6,623	960	**984**
Operating profit (loss) (non-IFRS)	1,482	1,964	2,069	2,772	8,287	1,738	**1,922**
% change	1	8	–1	–2	1	17	**–2**
% change constant currency	0	7	4	3	4	24	**3**
Profit (loss) after tax (IFRS)	811	885	1,652	1,934	5,283	1,070	**1,449**
Profit (loss) after tax (non-IFRS)	1,015	1,395	2,098	2,026	6,534	1,720	**2,214**
% change	–6	6	34	–7	6	70	**59**
Margins							
Cloud gross margin (IFRS, in %)	66.4	66.0	66.4	67.6	66.6	67.2	**67.5**
Cloud gross margin (non-IFRS, in %)	69.3	69.5	69.7	70.3	69.7	69.5	**70.0**
Software license and support gross margin (IFRS, in %)	85.2	86.4	86.7	88.2	86.7	85.7	**86.5**
Software license and support gross margin (non-IFRS, in %)	85.7	87.4	87.6	88.5	87.4	86.3	**87.3**
Cloud and software gross margin (IFRS, in %)	78.2	79.1	79.4	81.8	79.7	78.4	**79.0**
Cloud and software gross margin (non-IFRS, in %)	79.6	81.0	81.2	82.8	81.2	79.7	**80.5**
Gross margin (IFRS, in %)	68.3	69.9	71.1	74.8	71.2	70.3	**70.8**
Gross margin (non-IFRS, in %)	69.8	72.6	73.7	75.8	73.1	72.3	**73.4**
Operating margin (IFRS, in %)	18.6	19.0	22.5	35.2	24.2	15.1	**14.8**
Operating margin (non-IFRS, in %)	22.7	29.1	31.7	36.8	30.3	27.4	**28.8**

SAP Quarterly Statement Q2 2021 10

€ millions, unless otherwise stated	Q1 2020	Q2 2020	Q3 2020	Q4 2020	TY 2020	Q1 2021	Q2 2021
AT&S segment – Cloud gross margin (in %)	69.1	69.2	69.3	69.6	69.3	68.7	**69.2**
AT&S segment – Segment gross margin (in %)	78.6	80.1	80.6	82.6	80.6	78.9	**79.5**
AT&S segment – Segment margin (in %)	35.6	42.2	42.4	47.6	42.2	39.1	**40.6**
Services segment – Services gross margin (in %)	30.1	36.0	38.9	33.3	34.5	36.6	**37.0**
Services segment – Segment gross margin (in %)	26.6	33.4	36.3	29.9	31.4	32.9	**34.1**
Services segment – Segment margin (in %)	14.6	19.4	23.6	19.0	19.0	21.4	**22.6**
Qualtrics segment – Cloud gross margin (in %)	90.8	91.0	90.9	94.1	91.8	92.2	**92.4**
Qualtrics segment – Segment gross margin (in %)	75.4	78.6	79.1	77.4	77.6	79.5	**80.3**
Qualtrics segment – Segment margin (in %)	–10.1	1.4	4.7	0.9	–0.6	6.2	**6.3**
Key Profit Ratios							
Effective tax rate (IFRS, in %)	27.7	33.1	20.2	28.5	26.8	20.0	**19.7**
Effective tax rate (non-IFRS, in %)	27.2	30.3	21.3	28.2	26.5	18.7	**19.2**
Earnings per share, basic (IFRS, in €)	0.68	0.73	1.32	1.62	4.35	0.88	**1.15**
Earnings per share, basic (non-IFRS, in €)	0.85	1.17	1.70	1.70	5.41	1.40	**1.75**
Order Entry and current cloud backlog							
Current cloud backlog	6,634	6,638	6,599	7,155	7,155	7,628	**7,766**
% change – yoy	25	20	10	7	7	15	**17**
% change constant currency – yoy	24	21	16	14	14	19	**20**
SAP S/4HANA current cloud backlog	744	780	NA	NA	NA	1,036	**1,130**
% change – yoy	NA	NA	NA	NA	NA	39	**45**
% change constant currency – yoy	NA	NA	NA	NA	NA	43	**48**
Orders – number of cloud deals (in transactions)	3,145	3,844	4,044	6,137	17,166	4,132	**5,064**
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)	28	28	28	31	29	27	**34**
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)	37	36	37	32	34	39	**32**
Orders – number of on-premise software deals (in transactions)	10,517	9,175	11,006	14,918	45,616	9,687	**10,033**
Share of orders greater than €5 million based on total software order entry volume (in %)	24	34	30	29	30	23	**22**
Share of orders smaller than €1 million based on total software order entry volume (in %)	42	38	37	32	36	42	**43**
Liquidity and Cash Flow							
Net cash flows from operating activities	2,984	788	1,321	2,100	7,194	3,085	**686**
Capital expenditure	–333	–164	–155	–164	–816	–153	**–191**
Payments of lease liabilities	–72	–84	–115	–107	–378	–84	**–92**
Free cash flow	2,580	540	1,052	1,829	6,000	2,848	**403**
% of total revenue (IFRS)	40	8	16	24	22	45	**6**
% of profit after tax (IFRS)	318	61	64	95	114	266	**28**
Group liquidity	7,872	7,401	7,760	6,781	6,781	11,573	**8,548**
Financial debt (–)	–13,700	–14,855	–14,649	–13,283	–13,283	–14,230	**–13,116**
Net debt (–)	–5,827	–7,454	–6,889	–6,503	–6,503	–2,658	**–4,568**
Financial Position							
Cash and cash equivalents	7,816	6,205	7,434	5,311	5,311	10,332	**7,764**
Goodwill	29,731	29,214	28,184	27,560	27,560	29,374	**29,049**
Total assets	62,947	60,709	59,278	58,472	58,472	66,495	**63,095**
Contract liabilities (current)	6,726	5,791	4,237	4,150	4,150	6,800	**6,175**
Equity ratio (total equity in % of total assets)	49	48	50	51	51	52	**54**
Non-Financials							
Number of employees (quarter end)[1]	101,150	101,379	101,450	102,430	102,430	103,142	**103,876**
Employee retention (in %, rolling 12 months)	93.3	93.9	94.8	95.3	95.3	95.4	**94.8**
Women in management (in %, quarter end)	26.8	27.3	27.3	27.5	27.5	27.6	**27.9**
Greenhouse gas emissions (in kilotons)	65	25	25	20	135	30	**20**

[1] In full-time equivalents.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2021 11

Primary Financial Statements of SAP Group (IFRS)

(A) Consolidated Income Statements

(A.1) Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q2 2021	Q2 2020	Δ in %
Cloud	2,276	2,044	11
Software licenses	650	773	–16
Software support	2,823	2,892	–2
Software licenses and support	3,474	3,665	–5
Cloud and software	**5,750**	**5,709**	**1**
Services	**920**	**1,034**	**–11**
Total revenue	**6,669**	**6,743**	**–1**
Cost of cloud	–740	–695	6
Cost of software licenses and support	–468	–497	–6
Cost of cloud and software	–1,208	–1,192	1
Cost of services	–738	–835	–12
Total cost of revenue	**–1,946**	**–2,028**	**–4**
Gross profit	**4,723**	**4,716**	**0**
Research and development	–1,306	–1,159	13
Sales and marketing	–1,828	–1,833	0
General and administration	–593	–414	43
Restructuring	–6	3	<-100
Other operating income/expense, net	–5	–29	–83
Total operating expenses	**–5,685**	**–5,459**	**4**
Operating profit (loss)	**984**	**1,284**	**–23**
Other non-operating income/expense, net	**–33**	**–54**	**–39**
Finance income	1,002	243	>100
Finance costs	–149	–151	–1
Financial income, net	**853**	**92**	**>100**
Profit (loss) before tax	**1,804**	**1,322**	**36**
Income tax expense	–355	–437	–19
Profit (loss) after tax	**1,449**	**885**	**64**
Attributable to owners of parent	1,356	866	57
Attributable to non-controlling interests	93	19	>100
Earnings per share, basic (in €)[1)]	**1.15**	**0.73**	**57**
Earnings per share, diluted (in €)[1)]	**1.15**	**0.73**	**57**

[1)] For the three months ended June 30, 2021 and 2020, the weighted average number of shares was 1,180 million (diluted 1,180 million) and 1,180 million (diluted: 1,180 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2021 12

SAP Quarterly Statement Q2 2021 13 (A.2) Consolidated Income Statements – Year-to-Date € millions, unless otherwise stated Q1–Q2 2021 Q1–Q2 2020 ∆ in % Cloud 4,421 4,055 9 Software licenses 1,133 1,224 –7 Software support 5,624 5,826 –3 Software licenses and support 6,757 7,051 –4 Cloud and software 11,178 11,106 1 Services 1,839 2,159 –15 Total revenue 13,017 13,264 –2 Cost of cloud –1,444 –1,370 5 Cost of software licenses and support –939 –998 –6 Cost of cloud and software –2,383 –2,368 1 Cost of services –1,447 –1,725 –16 Total cost of revenue –3,830 –4,094 –6 Gross profit 9,187 9,171 0 Research and development –2,478 –2,210 12 Sales and marketing –3,491 –3,684 –5 General and administration –1,098 –729 51 Restructuring –164 –13 >100 Other operating income/expense, net –12 –41 –71 Total operating expenses –11,073 –10,770 3 Operating profit (loss) 1,944 2,494 –22 Other non-operating income/expense, net 29 –103 <-100 Finance income 1,549 406 >100 Finance costs –381 –354 8 Financial income, net 1,168 53 >100 Profit (loss) before tax 3,141 2,444 29 Income tax expense –622 –747 –17 Profit (loss) after tax 2,519 1,697 48 Attributable to owners of parent 2,396 1,681 43 Attributable to non-controlling interests 123 16 >100 Earnings per share, basic (in €)1) 2.03 1.42 43 Earnings per share, diluted (in €)1) 2.03 1.42 43 1) For the six months ended June 30, 2021 and 2020, the weighted average number of shares was 1,180 million (diluted: 1,180 million) and 1,185 million (diluted: 1,185 million), respectively (treasury stock excluded). Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2021 14 (B) Consolidated Statements of Financial Position as at 6/30/2021 and 12/31/2020 € millions 2021 2020 Cash and cash equivalents 7,764 5,311 Other financial assets 879 1,635 Trade and other receivables 5,617 6,593 Other non-financial assets 1,571 1,321 Tax assets 670 210 Total current assets 16,502 15,069 Goodwill 29,049 27,560 Intangible assets 3,928 3,784 Property, plant, and equipment 4,827 5,041 Other financial assets 4,945 3,512 Trade and other receivables 107 137 Other non-financial assets 2,117 1,926 Tax assets 292 271 Deferred tax assets 1,327 1,173 Total non-current assets 46,593 43,402 Total assets 63,095 58,472 € millions 2021 2020 Trade and other payables 1,076 1,213 Tax liabilities 315 414 Financial liabilities 4,262 2,348 Other non-financial liabilities 3,448 4,643 Provisions 86 73 Contract liabilities 6,175 4,150 Total current liabilities 15,362 12,842 Trade and other payables 115 98 Tax liabilities 766 667 Financial liabilities 11,372 13,605 Other non-financial liabilities 675 770 Provisions 388 368 Deferred tax liabilities 257 158 Contract liabilities 38 36 Total non-current liabilities 13,611 15,702 Total liabilities 28,973 28,544 Issued capital 1,229 1,229 Share premium 1,287 545 Retained earnings 33,111 32,026 Other components of equity 76 –1,011 Treasury shares –3,072 –3,072 Equity attributable to owners of parent 32,630 29,717 Non-controlling interests 1,492 211 Total equity 34,122 29,928 Total equity and liabilities 63,095 58,472 Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2021 15 (C) Consolidated Statements of Cash Flows € millions Q1–Q2 2021 Q1–Q2 2020 Profit (loss) after tax 2,519 1,697 Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities: Depreciation and amortization 871 925 Share-based payment expense 1,256 612 Income tax expense 622 747 Financial income, net –1,168 –53 Decrease/increase in allowances on trade receivables –11 47 Other adjustments for non-cash items 110 –3 Decrease/increase in trade and other receivables 1,074 1,132 Decrease/increase in other assets –229 –404 Increase/decrease in trade payables, provisions, and other liabilities –1,024 –977 Increase/decrease in contract liabilities 1,888 1,578 Share-based payments –779 –949 Interest paid –125 –176 Interest received 21 87 Income taxes paid, net of refunds –1,254 –491 Net cash flows from operating activities 3,771 3,772 Business combinations, net of cash and cash equivalents acquired –995 –47 Purchase of intangible assets or property, plant, and equipment –344 –497 Proceeds from sales of intangible assets or property, plant, and equipment 40 39 Purchase of equity or debt instruments of other entities –754 –1,390 Proceeds from sales of equity or debt instruments of other entities 1,325 248 Net cash flows from investing activities –728 –1,647 Dividends paid –2,182 –1,864 Dividends paid on non-controlling interests –16 –2 Purchase of treasury shares 0 –442 Proceeds from changes in ownership interests in subsidiaries that do not result in the loss of control 1,847 0 Proceeds from borrowings 1,600 2,015 Repayments of borrowings –1,802 –832 Payments of lease liabilities –176 –156 Net cash flows from financing activities –729 –1,281 Effect of foreign currency rates on cash and cash equivalents 139 46 Net decrease/increase in cash and cash equivalents 2,453 890 Cash and cash equivalents at the beginning of the period 5,311 5,314 Cash and cash equivalents at the end of the period 7,764 6,205 Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2021 16 Non-IFRS Numbers (D) Basis of Non-IFRS Presentation We disclose certain financial measures such as revenue (non-IFRS), expense (non-IFRS), and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures, see Explanation of Non-IFRS Measures online.

(E) Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1) Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter

€ millions, unless otherwise stated					Q2 2021			Q2 2020			Δ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency[1]
Revenue Numbers											
Cloud	2,276	0	2,276	122	2,398	2,044	0	2,044	11	11	17
Software licenses	650	0	650	20	671	773	0	773	–16	–16	–13
Software support	2,823	0	2,823	103	2,926	2,892	0	2,892	–2	–2	1
Software licenses and support	3,474	0	3,474	123	3,597	3,665	0	3,665	–5	–5	–2
Cloud and software	**5,750**	**0**	**5,750**	**245**	**5,995**	**5,709**	**0**	**5,709**	**1**	**1**	**5**
Services	**920**	**0**	**920**	**40**	**960**	**1,034**	**0**	**1,034**	**–11**	**–11**	**–7**
Total revenue	**6,669**	**0**	**6,669**	**285**	**6,955**	**6,743**	**0**	**6,744**	**–1**	**–1**	**3**
Operating Expense Numbers											
Cost of cloud	–740	57	–682			–695	71	–624	6	9	
Cost of software licenses and support	–468	29	–439			–497	34	–463	–6	–5	
Cost of cloud and software	–1,208	86	–1,122			–1,192	106	–1,086	1	3	
Cost of services	–738	87	–651			–835	73	–763	–12	–15	
Total cost of revenue	**–1,946**	**173**	**–1,773**			**–2,028**	**179**	**–1,849**	**–4**	**–4**	
Gross profit	**4,723**	**173**	**4,896**			**4,716**	**179**	**4,895**	**0**	**0**	
Research and development	–1,306	157	–1,149			–1,159	138	–1,021	13	13	
Sales and marketing	–1,828	294	–1,534			–1,833	262	–1,571	0	–2	
General and administration	–593	307	–286			–414	104	–310	43	–8	
Restructuring	–6	6	0			3	–3	0	<-100	NA	
Other operating income/expense, net	–5	0	–5			–29	0	–29	–83	–83	
Total operating expenses	**–5,685**	**938**	**–4,748**	**–194**	**–4,942**	**–5,459**	**680**	**–4,780**	**4**	**–1**	**3**
Profit Numbers											
Operating profit (loss)	**984**	**938**	**1,922**	**91**	**2,013**	**1,284**	**680**	**1,964**	**–23**	**–2**	**3**
Other non-operating income/expense, net	**–33**	**0**	**–33**			**–54**	**0**	**–54**	**–39**	**–39**	
Finance income	1,002	0	1,002			243	0	243	>100	>100	
Finance costs	–149	0	–149			–151	0	–151	–1	–1	
Financial income, net	**853**	**0**	**853**			**92**	**0**	**92**	**>100**	**>100**	
Profit (loss) before tax	**1,804**	**938**	**2,741**			**1,322**	**680**	**2,002**	**36**	**37**	
Income tax expense	–355	–173	–528			–437	–170	–607	–19	–13	
Profit (loss) after tax	**1,449**	**765**	**2,214**			**885**	**510**	**1,395**	**64**	**59**	
Attributable to owners of parent	1,356	706	2,061			866	510	1,376	57	50	
Attributable to non-controlling interests	93	59	153			19	0	19	>100	>100	
Key Ratios											
Operating margin (in %)	**14.8**		**28.8**		**28.9**	**19.0**		**29.1**	**–4.3pp**	**–0.3pp**	**–0.2pp**
Effective tax rate (in %)[2]	**19.7**		**19.2**			**33.1**		**30.3**	**–13.4pp**	**–11.1pp**	
Earnings per share, basic (in €)	**1.15**		**1.75**			**0.73**		**1.17**	**57**	**50**	

[1] Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

[2] The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q2 2021 and Q2 2020 mainly resulted from tax effects of share-based payment expenses and acquisition-related charges.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2021 17

(E.2) Reconciliation from Non-IFRS Numbers to IFRS Numbers – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2021					Q1–Q2 2020			Δ in %		
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency[1]
Revenue Numbers											
Cloud	4,421	0	4,421	255	4,675	4,055	2	4,057	9	9	15
Software licenses	1,133	0	1,133	39	1,172	1,224	0	1,224	–7	–7	–4
Software support	5,624	0	5,624	229	5,853	5,826	0	5,826	–3	–3	0
Software licenses and support	6,757	0	6,757	268	7,025	7,051	0	7,051	–4	–4	0
Cloud and software	**11,178**	**0**	**11,178**	**523**	**11,700**	**11,106**	**2**	**11,107**	**1**	**1**	**5**
Services	**1,839**	**0**	**1,839**	**87**	**1,926**	**2,159**	**0**	**2,159**	**–15**	**–15**	**–11**
Total revenue	**13,017**	**0**	**13,017**	**610**	**13,627**	**13,264**	**2**	**13,266**	**–2**	**–2**	**3**
Operating Expense Numbers											
Cost of cloud	–1,444	108	–1,336			–1,370	128	–1,242	5	8	
Cost of software licenses and support	–939	50	–889			–998	53	–946	–6	–6	
Cost of cloud and software	–2,383	158	–2,225			–2,368	180	–2,188	1	2	
Cost of services	–1,447	139	–1,308			–1,725	95	–1,630	–16	–20	
Total cost of revenue	**–3,830**	**297**	**–3,533**			**–4,094**	**276**	**–3,818**	**–6**	**–7**	
Gross profit	**9,187**	**297**	**9,484**			**9,171**	**277**	**9,448**	**0**	**0**	
Research and development	–2,478	251	–2,227			–2,210	163	–2,047	12	9	
Sales and marketing	–3,491	482	–3,009			–3,684	388	–3,296	–5	–9	
General and administration	–1,098	522	–576			–729	111	–618	51	–7	
Restructuring	–164	164	0			–13	13	0	>100	NA	
Other operating income/expense, net	–12	0	–12			–41	0	–41	–71	–71	
Total operating expenses	**–11,073**	**1,715**	**–9,357**	**–416**	**–9,773**	**–10,770**	**950**	**–9,820**	**3**	**–5**	**0**
Profit Numbers											
Operating profit (loss)	**1,944**	**1,715**	**3,660**	**194**	**3,854**	**2,494**	**952**	**3,446**	**–22**	**6**	**12**
Other non-operating income/expense, net	**29**	**0**	**29**			**–103**	**0**	**–103**	**<-100**	**<-100**	
Finance income	1,549	0	1,549			406	0	406	>100	>100	
Finance costs	–381	0	–381			–354	0	–354	8	8	
Financial income, net	**1,168**	**0**	**1,168**			**53**	**0**	**53**	**>100**	**>100**	
Profit (loss) before tax	**3,141**	**1,715**	**4,856**			**2,444**	**952**	**3,396**	**29**	**43**	
Income tax expense	–622	–300	–922			–747	–239	–986	–17	–6	
Profit (loss) after tax	**2,519**	**1,415**	**3,934**			**1,697**	**713**	**2,409**	**48**	**63**	
Attributable to owners of parent	2,396	1,310	3,706			1,681	713	2,393	43	55	
Attributable to non-controlling interests	123	105	228			16	0	16	>100	>100	
Key Ratios											
Operating margin (in %)	**14.9**		**28.1**		**28.3**	**18.8**		**26.0**	**–3.9pp**	**2.1pp**	**2.3pp**
Effective tax rate (in %)[2]	**19.8**		**19.0**			**30.6**		**29.0**	**–10.8pp**	**–10.1pp**	
Earnings per share, basic (in €)	**2.03**		**3.14**			**1.42**		**2.02**	**43**	**56**	

[1] Constant-currency period-over-period changes are calculated by comparing the current year's non-IFRS constant-currency numbers with the non-IFRS number of the previous year's respective period.

[2] The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first half of 2021 mainly resulted from tax effects of share-based payment expenses, acquisition-related charges, and restructuring expenses. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first half of 2020 mainly resulted from tax effects of share-based payment expenses and acquisition-related charges.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2021 18

(F) Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2021	Q1–Q2 2021	Q2 2021	Q1–Q2 2020	Q2 2020
Operating profit (loss) (IFRS)		**1,944**	**984**	**2,494**	**1,284**
Revenue adjustments	NA	**0**	**0**	**2**	**0**
Adjustment for acquisition-related charges	540–640	296	147	325	163
Adjustment for share-based payment expenses	2,300–2,800	1,256	784	612	519
Adjustment for restructuring	150–200	164	6	13	–3
Operating expense adjustments		**1,715**	**938**	**950**	**680**
Operating profit (loss) adjustments		**1,715**	**938**	**952**	**680**
Operating profit (loss) (non-IFRS)		**3,660**	**1,922**	**3,446**	**1,964**

Due to rounding, numbers may not add up precisely.

(G) Non-IFRS Adjustments by Functional Areas

€ millions					Q2 2021					Q2 2020
	IFRS	Acquisition-Related	SBP[1]	Restruc-turing	Non-IFRS	IFRS	Acquisition-Related	SBP[1]	Restruc-turing	Non-IFRS
Cost of cloud	–740	41	16	0	–682	–695	53	19	0	–624
Cost of software licenses and support	–468	8	21	0	–439	–497	11	24	0	–463
Cost of services	–738	5	82	0	–651	–835	1	72	0	–763
Research and development	–1,306	2	156	0	–1,149	–1,159	2	136	0	–1,021
Sales and marketing	–1,828	91	203	0	–1,534	–1,833	96	166	0	–1,571
General and administration	–593	1	306	0	–286	–414	1	103	0	–310
Restructuring	–6	0	0	6	0	3	0	0	–3	0
Other operating income/expense, net	–5	0	0	0	–5	–29	0	0	0	–29
Total operating expenses	**–5,685**	**147**	**784**	**6**	**–4,748**	**–5,459**	**163**	**519**	**–3**	**–4,780**

€ millions					Q1–Q2 2021					Q1–Q2 2020
	IFRS	Acqui-sition-Related	SBP[1]	Restruc-turing	Non-IFRS	IFRS	Acqui-sition-Related	SBP[1]	Restruc-turing	Non-IFRS
Cost of cloud	–1,444	80	28	0	–1,336	–1,370	106	22	0	–1,242
Cost of software licenses and support	–939	16	34	0	–889	–998	22	31	0	–946
Cost of services	–1,447	10	129	0	–1,308	–1,725	2	94	0	–1,630
Research and development	–2,478	3	248	0	–2,227	–2,210	4	159	0	–2,047
Sales and marketing	–3,491	181	301	0	–3,009	–3,684	191	197	0	–3,296
General and administration	–1,098	6	516	0	–576	–729	1	110	0	–618
Restructuring	–164	0	0	164	0	–13	0	0	13	0
Other operating income/expense, net	–12	0	0	0	–12	–41	0	0	0	–41
Total operating expenses	**–11,073**	**296**	**1,256**	**164**	**–9,357**	**–10,770**	**325**	**612**	**13**	**–9,820**

[1] Share-based Payments

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2021 19

SAP Quarterly Statement Q2 2021 20 If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows: € millions Q2 2021 Q1–Q2 2021 Q2 2020 Q1–Q2 2020 Cost of cloud –1 –130 0 0 Cost of software licenses and support –1 –4 0 –2 Cost of services –1 –15 –1 –5 Research and development –2 –11 1 –5 Sales and marketing –1 –3 3 0 General and administration 0 –1 0 0 Restructuring expenses –6 –164 3 –13 Due to rounding, numbers may not add up precisely.

Disaggregations

(H) Segment Reporting

(H.1) Segment Policies and Segment Changes

SAP has three reportable segments: the Applications, Technology & Support segment, the Qualtrics segment, and the Services segment.

For a more detailed description of SAP's segment reporting, see Note (C.1) "Results of Segments" of our Consolidated Half-Year Report 2021.

(H.2) Segment Reporting – Quarter

Applications, Technology & Support

€ millions, unless otherwise stated (Non-IFRS)		Q2 2021	Q2 2020	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	2,066	2,171	1,912	8	14
Software licenses	649	670	773	−16	−13
Software support	2,823	2,925	2,891	−2	1
Software licenses and support	3,472	3,595	3,664	−5	−2
Cloud and software	5,538	5,766	5,575	−1	3
Services	81	84	63	29	33
Total segment revenue	**5,619**	**5,850**	**5,638**	**0**	**4**
Cost of cloud	−637	−674	−589	8	14
Cost of software licenses and support	−407	−420	−435	−6	−3
Cost of cloud and software	−1,044	−1,094	−1,024	2	7
Cost of services	−105	−108	−96	9	13
Total cost of revenue	**−1,149**	**−1,202**	**−1,120**	**3**	**7**
Segment gross profit	**4,470**	**4,648**	**4,518**	**−1**	**3**
Other segment expenses	−2,190	−2,268	−2,139	2	6
Segment profit (loss)	**2,279**	**2,380**	**2,380**	**−4**	**0**
Margins					
Cloud gross margin (in %)	69.2	69.0	69.2	−0.1pp	−0.2pp
Segment gross margin (in %)	79.5	79.4	80.1	−0.6pp	−0.7pp
Segment margin (in %)	40.6	40.7	42.2	−1.6pp	−1.5pp

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2021 21

Qualtrics

€ millions, unless otherwise stated (Non-IFRS)	Q2 2021		Q2 2020	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	174	190	130	33	46
Cloud and software	174	190	130	33	46
Services	37	40	37	–2	8
Total segment revenue	**211**	**230**	**168**	**25**	**37**
Cost of cloud	–13	–14	–12	13	22
Cost of software licenses and support	0	0	0	NA	NA
Cost of cloud and software	–13	–14	–12	13	22
Cost of services	–28	–30	–24	16	25
Total cost of revenue	**–41**	**–45**	**–36**	**15**	**24**
Segment gross profit	**169**	**186**	**132**	**28**	**41**
Other segment expenses	–156	–173	–129	20	34
Segment profit (loss)	**13**	**13**	**2**	**>100**	**>100**
Margins					
Cloud gross margin (in %)	92.4	92.5	91.0	1.4pp	1.5pp
Segment gross margin (in %)	80.3	80.6	78.6	1.8pp	2.1pp
Segment margin (in %)	6.3	5.4	1.4	4.9pp	4.0pp

Due to rounding, numbers may not add up precisely.

Services

€ millions, unless otherwise stated (Non-IFRS)	Q2 2021		Q2 2020	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud and software	0	0	1	<-100	<-100
Services	796	830	851	–6	–2
Total segment revenue	**796**	**830**	**852**	**–7**	**–3**
Cost of cloud	–21	–21	–19	11	15
Cost of software licenses and support	–2	–2	–4	–49	–46
Cost of cloud and software	–23	–24	–23	0	3
Cost of services	–501	–520	–545	–8	–5
Total cost of revenue	**–524**	**–544**	**–568**	**–8**	**–4**
Segment gross profit	**272**	**286**	**284**	**–4**	**1**
Other segment expenses	–92	–95	–119	–23	–20
Segment profit (loss)	**180**	**191**	**165**	**9**	**16**
Margins					
Services gross margin (in %)	37.0	37.3	36.0	1.1pp	1.4pp
Segment gross margin (in %)	34.1	34.5	33.4	0.8pp	1.1pp
Segment margin (in %)	22.6	23.1	19.4	3.2pp	3.7pp

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2021 22

(H.3) Segment Reporting – Year-to-Date

Applications, Technology & Support

€ millions, unless otherwise stated (Non-IFRS)	Q1–Q2 2021		Q1–Q2 2020	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	4,024	4,247	3,802	6	12
Software licenses	1,132	1,171	1,220	–7	–4
Software support	5,623	5,852	5,824	–3	0
Software licenses and support	6,755	7,023	7,044	–4	0
Cloud and software	10,779	11,270	10,846	–1	4
Services	154	160	147	5	9
Total segment revenue	**10,933**	**11,429**	**10,993**	**–1**	**4**
Cost of cloud	–1,249	–1,324	–1,173	6	13
Cost of software licenses and support	–819	–850	–887	–8	–4
Cost of cloud and software	–2,069	–2,174	–2,060	0	6
Cost of services	–203	–211	–208	–2	2
Total cost of revenue	**–2,272**	**–2,385**	**–2,268**	**0**	**5**
Segment gross profit	**8,661**	**9,044**	**8,725**	**–1**	**4**
Other segment expenses	–4,304	–4,478	–4,437	–3	1
Segment profit (loss)	**4,357**	**4,566**	**4,287**	**2**	**7**
Margins					
Cloud gross margin (in %)	68.9	68.8	69.1	–0.2pp	–0.3pp
Segment gross margin (in %)	79.2	79.1	79.4	–0.1pp	–0.2pp
Segment margin (in %)	39.9	40.0	39.0	0.9pp	1.0pp

Due to rounding, numbers may not add up precisely.

Qualtrics

€ millions, unless otherwise stated (Non-IFRS)	Q1–Q2 2021		Q1–Q2 2020	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	333	364	250	33	45
Cloud and software	333	364	250	33	45
Services	79	87	79	1	10
Total segment revenue	**413**	**450**	**329**	**25**	**37**
Cost of cloud	–26	–28	–23	13	21
Cost of software licenses and support	0	0	0	NA	NA
Cost of cloud and software	–26	–28	–23	13	21
Cost of services	–57	–61	–53	8	16
Total cost of revenue	**–83**	**–89**	**–76**	**9**	**18**
Segment gross profit	**330**	**361**	**253**	**30**	**43**
Other segment expenses	–304	–337	–267	14	26
Segment profit (loss)	**26**	**24**	**–14**	**<-100**	**<-100**
Margins					
Cloud gross margin (in %)	92.3	92.4	90.9	1.4pp	1.5pp
Segment gross margin (in %)	79.9	80.2	77.0	2.9pp	3.2pp
Segment margin (in %)	6.3	5.4	–4.3	10.5pp	9.7pp

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2021 23

Services

€ millions, unless otherwise stated (Non-IFRS)	Q1–Q2 2021		Q1–Q2 2020	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud and software	0	0	2	–91	–91
Services	1,595	1,669	1,760	–9	–5
Total segment revenue	**1,596**	**1,669**	**1,762**	**–9**	**–5**
Cost of cloud	–42	–44	–39	8	13
Cost of software licenses and support	–10	–11	–16	–37	–32
Cost of cloud and software	–53	–55	–56	–5	–1
Cost of services	–1,008	–1,051	–1,180	–15	–11
Total cost of revenue	**–1,060**	**–1,106**	**–1,236**	**–14**	**–11**
Segment gross profit	**535**	**564**	**526**	**2**	**7**
Other segment expenses	–184	–191	–228	–19	–16
Segment profit (loss)	**351**	**373**	**298**	**18**	**25**
Margins					
Services gross margin (in %)	36.8	37.1	32.9	3.9pp	4.1pp
Segment gross margin (in %)	33.5	33.8	29.9	3.7pp	3.9pp
Segment margin (in %)	22.0	22.3	16.9	5.1pp	5.4pp

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2021 24

(I) Reconciliation of Cloud Revenues and Margins

(I.1) Reconciliation of Cloud Revenues and Margins – Quarter

€ millions, unless otherwise stated		Q2 2021					Q2 2020			Δ in %		
		IFRS	**Adj.**	**Non-IFRS**	**Currency Impact**	**Non-IFRS Constant Currency**	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency[3]
Cloud revenue – SaaS/PaaS[1]	Intelligent Spend	691	0	691	46	737	692	0	692	0	0	7
	Other	1,359	0	1,359	64	1,424	1,136	0	1,137	20	20	25
	Total	2,051	0	2,051	110	2,161	1,828	0	1,828	12	12	18
Cloud revenue – IaaS[2]		225	0	225	12	237	**216**	**0**	**216**	**4**	**4**	**10**
Cloud revenue		**2,276**	**0**	**2,276**	**122**	**2,398**	**2,044**	**0**	**2,044**	**11**	**11**	**17**
Cloud gross margin – SaaS/PaaS[1] (in %)	Intelligent Spend	79.2		80.0		80.1	79.0		79.9	0.1pp	0.0pp	0.2pp
	Other	66.9		70.5		70.3	64.0		69.5	2.9pp	0.9pp	0.8pp
	Total	71.0		73.7		73.7	69.7		73.5	1.3pp	0.2pp	0.2pp
Cloud gross margin – IaaS[2] (in %)		35.3		36.8		35.9	34.9		36.0	0.5pp	0.8pp	−0.1pp
Cloud gross margin (in %)		**67.5**		**70.0**		**69.9**	**66.0**		**69.5**	**1.5pp**	**0.5pp**	**0.4pp**

[1] Software as a Service/Platform as a Service
[2] Infrastructure as a Service
[3] Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2021 25

(I.2) Reconciliation of Cloud Revenues and Margins – Year-to-Date

€ millions, unless otherwise stated		Q1–Q2 2021					Q1–Q2 2020			Δ in %		
		IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency[3]
Cloud revenue – SaaS/PaaS[1]	Intelligent Spend	1,352	0	1,352	92	1,444	1,411	0	1,411	−4	−4	2
	Other	2,630	0	2,630	137	2,767	2,223	2	2,225	18	18	24
	Total	3,982	0	3,982	229	4,210	3,634	2	3,636	10	10	16
Cloud revenue – IaaS[2]		439	0	439	26	465	421	0	421	4	4	11
Cloud revenue		**4,421**	**0**	**4,421**	**255**	**4,675**	**4,055**	**2**	**4,057**	**9**	**9**	**15**
Cloud gross margin – SaaS/PaaS[1] (in %)	Intelligent Spend	78.8		79.4		79.4	79.2		79.3	−0.4pp	0.0pp	0.1pp
	Other	67.0		70.6		70.6	64.3		69.8	2.7pp	0.8pp	0.7pp
	Total	71.0		73.6		73.6	70.1		73.5	0.9pp	0.1pp	0.1pp
Cloud gross margin – IaaS[2] (in %)		33.9		35.0		34.4	32.7		33.5	1.2pp	1.5pp	0.9pp
Cloud gross margin (in %)		**67.3**		**69.8**		**69.7**	**66.2**		**69.4**	**1.1pp**	**0.4pp**	**0.3pp**

[1] Software as a Service/Platform as a Service

[2] Infrastructure as a Service

[3] Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2021

26

(J) Revenue by Region (IFRS and Non-IFRS)

(J.1) Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions	Q2 2021					Q2 2020			Δ in %		
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency[1]
Cloud Revenue by Region											
EMEA	803	0	803	11	813	660	0	660	22	22	23
Americas	1,176	0	1,176	98	1,275	1,133	0	1,133	4	4	12
APJ	297	0	297	13	310	251	0	251	18	18	23
Cloud revenue	**2,276**	**0**	**2,276**	**122**	**2,398**	**2,044**	**0**	**2,044**	**11**	**11**	**17**
Cloud and Software Revenue by Region											
EMEA	2,616	0	2,616	20	2,637	2,515	0	2,515	4	4	5
Americas	2,218	0	2,218	184	2,402	2,294	0	2,294	–3	–3	5
APJ	915	0	915	41	956	900	0	900	2	2	6
Cloud and software revenue	**5,750**	**0**	**5,750**	**245**	**5,995**	**5,709**	**0**	**5,709**	**1**	**1**	**5**
Total Revenue by Region											
Germany	1,006	0	1,006	1	1,008	951	0	951	6	6	6
Rest of EMEA	2,014	0	2,014	21	2,035	1,968	0	1,968	2	2	3
Total EMEA	**3,020**	**0**	**3,020**	**23**	**3,043**	**2,919**	**0**	**2,919**	**3**	**3**	**4**
United States	2,132	0	2,132	194	2,326	2,311	0	2,311	–8	–8	1
Rest of Americas	488	0	488	22	509	480	0	480	2	2	6
Total Americas	**2,619**	**0**	**2,619**	**216**	**2,835**	**2,791**	**0**	**2,791**	**–6**	**–6**	**2**
Japan	306	0	306	35	341	336	0	336	–9	–9	2
Rest of APJ	724	0	724	11	735	698	0	698	4	4	5
Total APJ	**1,030**	**0**	**1,030**	**46**	**1,076**	**1,034**	**0**	**1,034**	**0**	**0**	**4**
Total revenue	**6,669**	**0**	**6,669**	**285**	**6,955**	**6,743**	**0**	**6,744**	**–1**	**–1**	**3**

[1] Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2021 27

(J.2) Revenue by Region (IFRS and Non-IFRS) – Year-to-Date

€ millions	Q1–Q2 2021					Q1–Q2 2020			Δ in %		
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency[1]
Cloud Revenue by Region											
EMEA	1,547	0	1,547	29	1,577	1,277	0	1,277	21	21	23
Americas	2,291	0	2,291	201	2,492	2,275	2	2,277	1	1	9
APJ	582	0	582	24	606	502	0	502	16	16	21
Cloud revenue	**4,421**	**0**	**4,421**	**255**	**4,675**	**4,055**	**2**	**4,057**	**9**	**9**	**15**
Cloud and Software Revenue by Region											
EMEA	5,050	0	5,050	66	5,115	4,840	0	4,840	4	4	6
Americas	4,336	0	4,336	381	4,717	4,545	2	4,547	–5	–5	4
APJ	1,792	0	1,792	76	1,868	1,720	0	1,720	4	4	9
Cloud and software revenue	**11,178**	**0**	**11,178**	**523**	**11,700**	**11,106**	**2**	**11,107**	**1**	**1**	**5**
Total Revenue by Region											
Germany	1,957	0	1,957	2	1,959	1,846	0	1,846	6	6	6
Rest of EMEA	3,898	0	3,898	71	3,969	3,862	0	3,862	1	1	3
Total EMEA	**5,855**	**0**	**5,855**	**74**	**5,929**	**5,708**	**0**	**5,708**	**3**	**3**	**4**
United States	4,166	0	4,166	377	4,543	4,577	2	4,578	–9	–9	–1
Rest of Americas	974	0	974	73	1,047	983	0	983	–1	–1	7
Total Americas	**5,140**	**0**	**5,140**	**450**	**5,590**	**5,560**	**2**	**5,561**	**–8**	**–8**	**1**
Japan	628	0	628	56	684	641	0	641	–2	–2	7
Rest of APJ	1,394	0	1,394	30	1,424	1,356	0	1,356	3	3	5
Total APJ	**2,022**	**0**	**2,022**	**86**	**2,108**	**1,997**	**0**	**1,997**	**1**	**1**	**6**
Total revenue	**13,017**	**0**	**13,017**	**610**	**13,627**	**13,264**	**2**	**13,266**	**–2**	**–2**	**3**

[1] Constant-currency period-over-period changes are calculated by comparing the current year's non-IFRS constant-currency numbers with the non-IFRS number of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2021 28

(K) Employees by Region and Functional Areas

Full-time equivalents				6/30/2021				6/30/2020
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	5,859	4,456	5,029	15,345	6,354	4,638	5,461	16,454
Services	8,264	5,627	6,102	19,993	8,278	6,067	5,992	20,337
Research and development	14,489	6,162	10,021	30,672	12,941	5,942	9,330	28,214
Sales and marketing	10,607	10,765	4,991	26,363	10,266	10,493	5,104	25,863
General and administration	3,452	2,184	1,187	6,823	3,208	2,215	1,233	6,656
Infrastructure	2,588	1,299	792	4,679	2,138	1,049	670	3,857
SAP Group (6/30)	**45,261**	**30,493**	**28,123**	**103,876**	**43,184**	**30,404**	**27,791**	**101,379**
Thereof acquisitions[1]	377	43	26	446	0	0	0	0
SAP Group (six months' end average)	**44,741**	**30,332**	**28,021**	**103,094**	**43,190**	**30,248**	**27,718**	**101,156**

[1] Acquisitions closed between January 1 and June 30 of the respective year

SAP Quarterly Statement Q2 2021 29

SAP Quarterly Statement Q2 2021 30 Other Disclosures (L) Financial Income, Net Finance income mainly consists of gains from disposals and fair value adjustments of equity securities totaling €985 million in the second quarter 2021 (Q2/2020: €211 million) and €1,515 million in the first half 2021 (HY1/2020: €333 million). Finance cost were primarily impacted by losses from disposals and fair value adjustments of equity securities totaling €67 million in the second quarter 2021 (Q2/2020: €57 million) and €228 million in the first half 2021 (HY1/2020: €159 million). For more information about Financial Income, Net, see the Notes to the 2021 Consolidated Half-Year Financial Statements, Note (C.3). (M) Business Combinations and Divestments (M.1) Business Combinations In January 2021, SAP announced it had entered into an agreement to acquire Signavio GmbH (Berlin, Germany) (“Signavio”), a leader in the enterprise business process intelligence and process management space. The purchase price was €949 million. The transaction closed on March 5th, following satisfaction of regulatory and other approvals; the operating results and assets and liabilities are reflected in our consolidated financial statements starting on that date. For more information about Business Combinations, see the Notes to the 2021 Consolidated Half-Year Financial Statements, Note (D.1). (M.2) Divestments On April 13, 2021, SAP and investment company Dediq GmbH (“Dediq”) announced that they had agreed to enter into a partnership in the area of financial services. SAP and Dediq will run a dedicated Financial Services Industry (FSI) unit, which will be jointly owned by the two companies and will be called “SAP Fioneer” after the transaction has closed. SAP will contribute certain FSI-centric software solutions to the new unit (with SAP employees also transferring over on a voluntary basis) in exchange for a minority share in the new entity. The transaction is expected to close in September 2021, following satisfaction of all closing conditions including regulatory approvals. Upon closing of the transaction, SAP and SAP Fioneer will execute transition service and go-to-market agreements, among others. (N) Qualtrics Initial Public Offering (IPO) On January 28, 2021, Qualtrics International Inc. successfully issued 12% of its shares on the Nasdaq Stock Market (NASDAQ). The IPO related cash inflow amounted to €1,847 million and the initial value of non-controlling interests in net assets was €909 million. (O) Share Based Payments In the first half of 2021, 67.1 million equity-settled Qualtrics RSU (Retention Share Units) awards were granted to encourage and enable Qualtrics executives and employees to acquire an ownership interest in Qualtrics. Upon completion of a voluntary exchange offer for eligible Qualtrics employees in conjunction with the IPO on January 28, 2021, 5.4 million of Qualtrics rights and 1.3 million SAP RSU awards were exchanged into 12.8 million Qualtrics RSU awards. The terms and conditions of the voluntary exchange offer, including the exchange ratio, were designed to preserve the intrinsic value of the Qualtrics rights and SAP RSUs that were tendered. The modification date fair value of the Qualtrics RSU awards was US$30.00.

SAP Quarterly Statement Q2 2021 31 (P) Financial Liabilities In March 2021, SAP drew two short-term bank loans of €950 million and €500 million with tenors of one year. The loans can be repaid flexibly over time and bear interest at the Euribor reference rate plus 0.08% and 0.05%, respectively. In the same month, we repaid €500 million in Eurobonds. In June 2021, we repaid the outstanding €1,250 million of a term loan drawn in 2019 for the acquisition of Qualtrics. As at June 30, 2021, we had issued €1,080 million under our Commercial Paper (CP) program with short-term maturities. (Q) Change in non-IFRS revenue measures In the second quarter of 2021 and effective for the full year 2021, we changed our non-IFRS definition. We no longer adjust our IFRS revenue measures by including the full amount of recurring revenue that is not recognized under IFRS due to fair value accounting for the contracts in effect at the time of the respective acquisitions. The adjustment amounts were immaterial for the first half of 2021. Thus, our IFRS revenue is equal to our non-IFRS revenue at actual currencies. Stated 2020 results are based on our 2020 non-IFRS definition. The adjustment of our non-IFRS definition also impacts our operating profit (non-IFRS), profit before tax (non-IFRS), profit after tax (non-IFRS), and our non-IFRS key ratios such as operating margin, effective tax rate, and earnings per share, basic.